Exhibit 23.4

CONSENT OF PINNACLE ENERGY SERVICES, LLC

We have issued our report letter dated January 26, 2011 for 2010 on estimates of proved reserves and future net cash flows of certain oil and natural gas properties located in the Permian Basin of West Texas acquired by Gulfport Energy Corporation (“Gulfport”). As independent oil and gas consultants, we hereby consent to the incorporation by reference in this Registration Statement of Form S-3 of the aforementioned report letters and to all references to our firm in the Annual Report of Gulfport on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this Registration Statement on Form S-3. We hereby also consent to the use of our name as it appears under the caption “Experts” in this Registration Statement on Form S-3.

PINNACLE ENERGY SERVICES, LLC

By:	/S/ JOHN PAUL DICK
Name: John Paul Dick Title: Manager, Registered Petroleum Engineer

July 8, 2011

Oklahoma City, Oklahoma